
07005154

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

amended

RECD S.E.C.
MAR 26 2007

SEC FILE NUMBER
8-52440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prospero Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Marshall Street - Suite 300
(No. and Street)

Norwalk,	CT	06854
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Donovan — 203-354-1529 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz & Hofflich LLP
(Name – *if individual, state last, first, middle name*)

37 North Avenue - 3rd Floor	Norwalk	CT	06851-3832
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/5/07

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Daniel J. Donovan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prospero Capital, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

Managing Member

Title

Notary Public

JOANN M. DOMBEK
NOTARY PUBLIC
My Commission Expires April 30, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROSPERO CAPITAL, LLC

FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2005

TABLE OF CONTENTS


Schwartz & Hofflich LLP

CERTIFIED PUBLIC ACCOUNTANTS
FINANCIAL ADVISORS

LAWRENCE FELDMAN, CPA
NEIL BAYER, CPA
GILBERT K. WATKINS, CPA
BARRY R. NEWMAN, CPA
ANN D. JEVNE, CPA, PFS
PASQUALINO P. SPAGNOLI, CPA
ERIC J. PRESCOTT, CPA

IRVING SCHWARTZ, CPA (1919-2001)
HENRY HOFFLICH, CPA

Independent Auditor's Report

To the Member
Prospero Capital, LLC
Norwalk, Connecticut

We have audited the accompanying statement of financial condition of Prospero Capital, LLC (the Company) as of December 31, 2006 and 2005, and the related statements of income (loss) and changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prospero Capital, LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the Unites States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 9, 2007


AN INDEPENDENT MEMBER FIRM OF DFK WITH AFFILIATED OFFICES WORLDWIDE

37 NORTH AVENUE, NORWALK, CONNECTICUT 06851-3832 (203) 847-4068 (212) 397-0090 FAX (203) 849-0624
INFO@SHCPA.COM WWW.SHCPA.COM

PROSPERO CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION

As of December 31,

	2006	2005
Assets		
Cash	$ 10,500	$ 8,404
Accounts receivable	0	937,500
Prepaid expenses	462	525
Total assets	$ 10,962	$ 946,429
Liabilities and member's equity		
Liabilities		
Accrued expenses	$ 3,491	$ 308,434
Member's equity		
Capital	7,471	637,995
Total liabilities and member's equity	$ 10,962	$ 946,429

See accompanying notes to financial statements.

PROSPERO CAPITAL, LLC

STATEMENTS OF INCOME (LOSS) AND CHANGES IN MEMBER'S EQUITY

For the years ended December 31,

	2006	2005
Revenues		
Fees	$ 0	$ 2,500,000
Interest income	96	50
	96	2,500,050
Expenses		
Commissions and fees paid	579,823	1,858,435
Amortization	0	651
Dues and fees	3,365	598
Insurance	577	454
Professional fees	10,196	1,750
Payroll expense	45,000	10,000
Payroll tax expense	3,934	1,091
	642,895	1,872,979
Net income/(loss)	(642,799)	627,071
Member's equity, January 1,	637,995	8,160
Capital contributed during the year	12,275	2,764
Member's equity, December 31,	$ 7,471	$ 637,995

See accompanying notes to financial statements.

PROSPERO CAPITAL, LLC

STATEMENTS OF CASH FLOWS

For the years ended December 31,

	2006	2005
Cash flows from operating activities		
Net income/ (loss)	$ (642,799)	$ 627,071
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Amortization	0	651
Change in assets and liabilities:		
(Increase) decrease in accounts receivable	937,500	(937,500)
Decrease (increase) in prepaid expenses	63	(145)
Increase (decrease) in accrued expenses	(304,943)	307,209
Net cash used in operating activities	(10,179)	(2,714)
Cash flows from financing activities		
Proceeds from capital contributions	12,275	2,764
Net cash provided by financing activities	12,275	2,764
Net increase in cash and cash equivalents	2,096	50
Cash and cash equivalents at beginning of year	8,404	8,354
Cash and cash equivalents at end of year	$ 10,500	$ 8,404

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005

NOTE 1 - NATURE OF ORGANIZATION AND NATURE OF BUSINESS

Prospero Capital, LLC (a single member Limited Liability Company) was organized in the State of Connecticut on January 11, 2000. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Security Dealers.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of six months or less when purchased to be cash equivalents.

Accounts receivable

Management collected the outstanding accounts receivable from December 31, 2005 in 2006. No accounts receivable were outstanding at December 31, 2006.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Income taxes

The Company is a single member Limited Liability Company. Therefore, no provisions for federal or Connecticut state income taxes are made by the Company. The single member of a Limited Liability Company is individually taxed on the Company's earnings.

NOTE 3 - RELATED PARTY TRANSACTIONS

Certain of the Company's expenses have been paid directly by its member. The transactions have been recorded as capital contributions. For the years ended December 31, 2006 and 2005, capital contributions were $12,275 and $2,764, respectively.

The Company paid fees of approximately $567,200 and $1,047,000 for the years ended December 31, 2006 and 2005, respectively, to an entity controlled by the Company's member.

During the year ended December 31, 2005 the Company was assigned all the responsibilities and revenue from an agreement between a fund and a related party in which the member has an interest. The total fee was $2,500,000. Of this amount, $1,562,500 had been received by December 31, 2005. The balance was payable in 3 equal installments of $312,500. The final payment was paid on July 28, 2006.

Schedule I

PROSPERO CAPITAL, LLC
RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2006

Net capital				
Member's equity from original FOCUS Report (10/1/06-12/31/06)			$	9,825
Reconciliation of audited member's equity:				
Reduction of prepaid expenses				(63)
Increase in accrual for payroll taxes				(491)
Increase in accrual for accounting fees				(1,800)
Total member's equity per audit				7,471
Deduct member's equity not allowable for net capital				0
Total member's equity qualified for net capital				7,471
Add:				
Subordinated borrowings allowable in computation of net capital				0
Other deductions or allowable credits				0
Total capital and allowable subordinated borrowings				7,471
Deduction and/or charges:				
Non-allowable assets: Prepaid expenses				(462)
Net capital			$	7,009
Aggregate indebtedness				
Items included in statement of financial condition:				
Accrued expenses			$	3,491
Items not included in statement of financial condition:				0
Total aggregate indebtedness			$	3,491
Computation of basic net capital requirement				
Minimum net capital required - 6-2/3% of aggregate indebtedness	$	233		
Minimum net capital required: Company	$	5,000		
Net capital requirement, greater of the above				5,000
Excess net capital			$	2,009

See independent auditor's report.

SUPPLEMENTARY INFORMATION

Independent Auditor's report on
Internal Accounting Control Required by SEC Rule 17a-5

Managing Member
Prospero Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Prospero Capital, LLC (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the managing member, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.



Schwartz & Hofflich LLP
February 9, 2007

END